

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05045873

February 23, 2005

Sarah S. Jones
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/23/2005

Re: Milacron Inc.

Dear Ms. Jones:

This is in regard to your letter dated February 22, 2005 concerning the shareholder proposal submitted by the Amalgamated Bank LongView SmallCap 600 Index Fund for inclusion in Milacron's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Milacron therefore withdraws its January 24, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel



cc: Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1150

January 24, 2005

Milacron Inc. – Exclusion of Shareholder Proposal

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Milacron Inc., a Delaware corporation (the "Company" or "Milacron"), for filing pursuant to Rule 14a-8(j) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. This letter constitutes the Company's statement of reasons for exclusion of the shareholder proposal submitted on behalf of Amalgamated Bank LongView SmallCap 600 Index Fund (the "Proponent" or the "Fund") from the proxy statement and form of proxy relating to the Company's 2005 annual meeting of shareholders (collectively, the "Proxy Materials").

In accordance with Rule 14a-8(j)(2), enclosed are six copies of this letter with the following Appendices:

1. The original letter sent to the Company by Mr. Cornish Hitchcock, on behalf of the Proponent, dated December 21, 2004, received by the Company on December 24, 2004, and the attachments included therewith (Appendix A) (collectively, the "Proposal");

2. The supplemental letter to the Company from Amalgamated Bank dated December 23, 2004, received by the Company December 31, 2004 (Appendix B);

3. The Company's letter dated January 6, 2005, requesting compliance with the eligibility requirements of Rule 14a-8 (Appendix C);

4. Proof of delivery of the Company's letter dated January 6, 2005 (Appendix D); and

5. The letter sent to the Company by Mr. Cornish Hitchcock, on behalf of the Proponent, dated January 10, 2005, responding to the Company's request of January 6, 2005 (Appendix E).

By copy of this letter and the enclosures, the Company is notifying the Proponent of its intention to omit the Proposal from the Company's Proxy Materials.

Exclusion Pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1)

The Company believes that it may properly exclude the Proposal from its Proxy Materials pursuant to clauses (b) and (f)(1) of Rule 14a-8.

Pursuant to Rule 14a-8(b), the Proponent must provide the Company with a written statement of intent to continue to hold the Company's securities through the date of the meeting of shareholders. Rule 14a-8(b)(2)(i) states that "*[y]ou* must also include *your own* written statement that you intend to continue to hold the securities through the date of the meeting of shareholders" (emphasis added), making clear that the required statement of intent may not be made by anyone other than the Proponent. *See also* Release 34-25217 (December 21, 1987) ("Regardless of the form of documentation utilized, the proponent is required to submit a written statement that he intends to continue beneficial ownership through the meeting date."); Morgan Stanley (publicly available December 24, 2002); Coca-Cola Co. (January 8, 2001); New Jersey Resources Corp. (December 3, 1997).

The letter dated December 23, 2004 from Amalgamated Bank, the record holder of the securities beneficially owned by the Proponent, includes a statement that the Proponent "plans to continue ownership through the date of your 2005 annual meeting" (See Appendix B). The Company, in its letter dated January 6, 2005, notified the Proponent that this statement from the record owner of the shares was defective and that "Rule 14a-8(b) required a statement **from the Fund**" (emphasis in original) (see Appendix C). In response to the Company's request, Mr. Cornish Hitchcock, counsel for the Proponent, provided the letter dated January 10, 2005, which includes counsel's statement that the Proponent "does intend to retain ownership of at least $2000 worth of Milacron common stock through the date of Milacron's 2005 annual meeting." This statement does not fulfill the requirement that a statement of written intent be received *from the Proponent*. No further communication has been received from the Proponent.

Even if the statements made in the January 10, 2005 letter had been made by the Proponent, the requirements of Rule 14a-8(b) would not be satisfied. The letter states that "[t]he Fund holds shares in all companies in the S&P SmallCap 600 index, and thus it will continue to hold shares in Milacron *so long as* Milacron is listed in that index" (emphasis added). The staff of the Division of Corporation Finance (the "Staff") has made clear that a restricted or qualified statement of intent does not meet the requirements of Rule 14a-8(b). *See* Exxon Mobil (publicly available January 23, 2001); AmVestors Financial Corporation (January 3, 1996). The Company was initially listed on the S&P SmallCap 600 Index (the "S&P 600") in June 2000. Since such time, according to Standard & Poor's website, there have been more than 300 changes to the S&P 600, including more than 60 changes in 2004. "S&P U.S. Indices Methodology," a publication of Standard & Poor's dated September 28, 2004, explains on page 4 that changes to the U.S. indices, including the S&P 600, "can be made at any time." Thus, there is no certainty that Milacron will continue to be listed on the S&P 600 through the date of the annual meeting of shareholders, and a statement of intent to continue to own Milacron shares "so long as Milacron is listed on that index" is a qualified statement of intent.

If a shareholder fails to follow an eligibility requirement, a company may exclude the shareholder's proposal pursuant to Rule 14a-8(f) if (i) within 14 calendar days of receiving the proposal, the company provides the shareholder with written notice of the defect, including the time frame for responding and (ii) the shareholder fails to respond to this notice within 14 calendar days of receiving notice of the defect or the shareholder timely responds but does not cure the defect. Staff Legal Bulletin No. 14 (July 13, 2001).

The Company provided the Proponent with a timely and adequate written notice that clearly and fully explained the defect in the Proposal and the time frame for the Proponent's response (see Appendix C). The Company referenced Rule 14a-8(b) and also included a copy of Rule 14a-8 with the notice. The Proponent failed to provide, within 14 calendar days of receiving the Company's timely and adequate notice of deficiency, its unqualified statement of its intent to continue to hold the requisite number of shares of the Company's common stock through the date of the Company's annual meeting of shareholders. Accordingly, the Proposal may be excluded from the Company's Proxy Materials in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1).

Waiver of Rule 14a-8(j)(1)

The Company respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Securities and Exchange Commission. Rule 14a-8(j)(1) provides that the Staff may permit a company to make its submission later if the company demonstrates good cause for not meeting this deadline.

Traditionally, the Company has held its annual meeting of shareholders in late April. However, for various reasons, the Company's 2004 annual meeting was not held until June 9, 2004. The Company wishes to return to an earlier meeting date, and currently intends to hold its annual meeting on or about May 4, 2005 and to begin mailing Proxy Materials to its shareholders on or about April 1, 2005. The change in meeting date resulted in significantly less time for the Company to address the Proposal, which was first received on December 24, 2004, shortly before the December 30, 2004 deadline for submissions. The Company provided the Proponent with timely and adequate written notice of the technical deficiencies with the Proposal within 14 calendar days after the Company received the Proposal and only 7 calendar days after the Company received the supplemental letter from Amalgamated Bank (see Appendices C and D). Pursuant to Rule 14a-8(f)(1), the Company was then required to give the Proponent 14 calendar days to respond and correct the deficiency. This 14-day period did not end until January 21, 2005.

The Staff has previously granted relief both when a company was waiting for a proponent to remedy technical deficiencies and when a company has an earlier annual meeting date than the previous year. *See, e.g.*, AT&T Corp. (publicly available February 19, 2004) (earlier annual meeting); U S Liquids Inc. (April 3, 2002) (earlier annual meeting); E*TRADE Group, Inc. (October 31, 2000) (waiting for response on procedural deficiencies); PHP Healthcare Corp. (August 25, 1998) (same).

Conclusion

For the foregoing reasons, the Company respectfully requests the Staff to indicate that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials and to grant the Company's request to waive the requirement that requests be filed no later than 80 days prior to the date on which the Company intends to file definitive Proxy Materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may exclude the Proposal from its Proxy Materials or does not plan to grant the Company a waiver from the 80-day requirement of Rule 14a-8(j)(1), please contact me at (212) 474-1150.

Very truly yours,



Mark I. Greene

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Encls.

47NS

Copies to:

Mr. Theodore Brunner
Amalgamated Bank
15 Union Square West
New York, New York 10003

Cornish F. Hitchcock, Esq.
5301 Wisconsin Avenue, N.W., Suite 350
Washington, D.C. 20015-2015

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

21 December 2004

Mr. Hugh C. O'Donnell
Vice President, General Counsel
and Corporate Secretary
Milacron Inc.
2090 Florence Avenue
Cincinnati, Ohio 45206

By UPS

Re: Shareholder proposal for 2005 annual meeting

Dear Mr. O'Donnell:

On behalf of the Amalgamated Bank LongView SmallCap 600 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Milacron plans to circulate to shareholders in anticipation of the 2005 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the Company's "poison" pill."

The Fund is an S&P SmallCap 600 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $200 million. Created by the Amalgamated Bank in 1997, the Fund has beneficially owned more than $2000 worth of AutoNation common stock for more than a year. A letter from the Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2005 annual meeting, which a representative is prepared to attend. A letter from the Bank will follow under separate cover.

If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: That the shareholders of Milacron Inc. ("Milacron" or the "Company") request the Board of Directors to redeem the shareholder rights previously issued and not to adopt, extend or renew any shareholder rights plan unless such adoption or extension has been approved by the affirmative vote of the holders of a majority of shares present and voting on the matter.

Statement in Support of Proposal

In February 1999 the Board of Directors adopted a "shareholder rights agreement"" of the type commonly known as a "poison pill." The Board took this action unilaterally and without seeking prior approval of shareholders. This rights agreement will remain in existence for ten years until February 2009.

Milacron's rights agreement is an anti-takeover device that in our view is designed to discourage or thwart an unwanted takeover bid for the Company. We believe that such rights plans may injure shareholders by reducing management accountability and adversely affecting shareholder value.

Although management and the Board should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the possibility of a future takeover bid justifies the unilateral imposition of such a poison pill. At a minimum, we believe that shareholders should have the right to vote on the necessity of such a powerful tool, which could be used to entrench existing management.

A 2001 study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School created a corporate governance index for 1,500 firms and studied the relationship between various corporate governance practices (evaluating a number of such practices, including poison pills) and firm performance from 1990 to 1999. The study generally found that governance practices favoring shareholders were significantly and positively correlated with firm value, although the study did not correlate the link between specific governance practices and firm value.

The Council of Institutional Investors, an organization of over 130 pension funds whose assets exceed $2 trillion, has called for shareholder approval of poison pills. In recent years, various companies including McDermott International, Columbia/HCA and Bausch & Lomb have been willing to redeem outstanding rights or seek shareholder approval for their poison pill rights plans. We believe that Milacron should follow suit.

We urge you to vote FOR this resolution.



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Amalgamated Bank
America's Labor Bank

December 23, 2004

Mr. Hugh C. O'Donnell
Corporate Secretary
Milacron Inc.
2090 Florence Avenue
Cincinnati, OH 45206

Via courier

Re: Shareholder proposal for 2005 annual meeting

Dear Mr. O'Donnell:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank LongView SmallCap 600 Index Fund (the "Fund"), who is authorized to represent the Bank and the Fund in connection with that resolution.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 15,577 shares of Milacron common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund was created in 1997 as an S&P SmallCap 600 index fund and presently has assets exceeding $200 million. The Fund has continuously held at least $2000 worth of Milacron common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2005 annual meeting.

If you require any additional information, please let me know.

Very truly yours,

Theodore Brunner

Theodore Brunner
First Vice President



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Status:	Delivered
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(212) 620-8633
AMALGAMATED BANK
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MILACRON, INC.
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Mr. Hugh C. O'Donnell
Corporate Secretary
Milacron, Inc.
2090 Florence Avenue
Cincinnati, OH 45206

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A World Leader in Manufacturing Technologies

Hugh C. O'Donnell
Vice President
General Counsel and Secretary

January 6, 2005

VIA UPS and FAX (202-364-9960)

Cornish F. Hitchcock, Esq.
5301 Wisconsin Avenue, N.W., Suite 350
Washington, D.C. 20015-2015

Dear Mr. Hitchcock:

On December 24, 2004, Milacron Inc. (the "Company") received your letter dated December 21, 2004 (the "Proposal Letter"), regarding the request of your client, Amalgamated Bank LongView SmallCap 600 Index Fund (the "Fund"), to include a shareholder proposal in the Company's 2005 proxy statement. We have determined that the request does not comply with the eligibility requirements of Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended (17 C.F.R. § 240.14a-8).

Specifically, Rule 14a-8(b) requires that the Fund, at the time of submission of a proposal, (a) prove its eligibility to the Company by submitting a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time of submission of the proposal, the Fund continuously held at least $2,000 in market value of the Company's securities for at least one year and (b) provide a statement to the Company that it intends to continue to hold the securities through the date of the meeting of shareholders.

The Proposal Letter contains the following statement: "Created by Amalgamated Bank in 1997, the Fund has beneficially owned more than $2000 worth of **AutoNation** common stock for more than a year. . . . The Fund plans to continue ownership through the date of the 2005 annual meeting, which a representative is prepared to attend." No statement is made in the Proposal Letter regarding the Fund's ownership of **Milacron** stock.

On December 31, 2004, the Company received a letter signed by "Theodore Brunner, First Vice President" on the letterhead of Amalgamated Bank (the "Amalgamated Letter"). The Amalgamated Letter contains the following statement: "The Fund has continuously held at least $2000 worth of Milacron common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2005 annual meeting." While this letter satisfies the requirement under Rule 14a-8(b) that the Fund prove continuous ownership of the Company's stock for the year prior to submission of the proposal, it does not satisfy the requirement to provide a statement from the shareholder regarding intent to continue to hold such securities. Rule 14a-8(b) requires a statement **from the Fund** that it intends to continue to hold at least $2000 worth of the

Company's common stock through the date of the Company's annual meeting. Neither the Proposal Letter nor the Amalgamated Letter includes such a statement.

According to Rule 14a-8(f), the Fund must comply with the procedural and eligibility requirements set forth in Rule 14a-8 before the Company is obligated to consider its proposal for inclusion in its 2005 proxy statement. Rule 14a-8(f) allows the Fund to rectify the above defects by submitting a revised complying proposal to the Company within 14 days of your receipt of this letter. Failure to do so will allow the Company to exclude the Fund's proposal from its 2005 proxy statement. Enclosed for your reference is a copy of Rule 14a-8.

You should be aware that this letter is not an admission or statement by the Company of its intention to include the proposal in its proxy materials. The Company reserves the right to exclude the proposal based on any of the procedural, eligibility or substantive grounds set forth in Rule 14a-8.

Very truly yours,



Hugh C. O'Donnell
/cab
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SHIPPER'S COPY 1

See instructions on back. Call 1-800-PICK-UPS (800-742-5877) for additional information.

TRACKING NUMBER 1Z 66W 406 22 1005 857 6

1 SHIPMENT FROM

SHIPPER'S UPS ACCOUNT NO.: UPS ACCOUNT NO. 66W406

REFERENCE NUMBER: NAL

NAME: Hugh C. O'Donnell, Esq. TELEPHONE: 513-487-5055

COMPANY: MILACRON INC/CORP HEADQUARTERS

STREET ADDRESS: 2090 FLORENCE AVE

CITY AND STATE: CINCINNATI OH ZIP CODE: 45206

2 EXTREMELY URGENT DELIVERY TO

NAME: Mr. Theodore Brunner TELEPHONE: ( )

COMPANY: Amalgamated Bank

STREET ADDRESS: 15 Union Square West DEPT./FLR. Residential ☐

CITY AND STATE (INCLUDE COUNTRY IF INTERNATIONAL): New York, NY ZIP CODE: 10003



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Status:	Delivered
Delivered on:	Jan 7, 2005 10:13 A.M.
Signed by:	MELENDEZ
Location:	MAIL ROOM
Delivered to:	NEW YORK, NY, US
Shipped or Billed on:	Jan 6, 2005
Tracking Number:	1Z 66W 406 22 1005 857 6
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Date/ Time	Location	Activity
Jan 7, 2005		
10:13 A.M.	NEW YORK, NY, US	DELIVERY
8:14 A.M.	NEW YORK, NY, US	OUT FOR DELIVERY
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1:04 A.M.	LOUISVILLE, KY, US	ARRIVAL SCAN
Jan 6, 2005		
11:03 P.M.	CINCINNATI, OH, US	DEPARTURE SCAN
9:35 P.M.	CINCINNATI, OH, US	ORIGIN SCAN
8:01 P.M.	US	BILLING INFORMATI(RECEIVED
5:35 P.M.	CINCINNATI, OH, US	PICKUP SCAN

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CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

10 January 2005

Mr. Hugh C. O'Donnell
Vice President, General Counsel
and Secretary
Milacron Inc.
2900 Florence Avenue
Cincinnati, Ohio 45206

Via UPS and facsimile (513) 487-5982

Dear Mr. O'Donnell:

Thank you for your letter of the 6th regarding the shareholder resolution submitted by my client, Amalgamated Bank LongView SmallCap 600 Index Fund (the "Fund").

This will confirm that the Fund does intend to retain ownership of at least $2000 worth of Milacron common stock through the date of Milacron's 2005 annual meeting and that a representative is prepared to attend that meeting. The Fund holds shares in all companies in the S&P SmallCap 600 index, and thus it will continue to hold shares in Milacron so long as Milacron is listed in that index.

I regret any confusion caused by my earlier letter and hope that this letter, in addition to the one from Theodore Brunner at the Bank, satisfactorily addresses your concerns.

Please do not hesitate to contact me if you would like to discuss the matter further.

Very truly yours,



Cornish F. Hitchcock

RECEIVED

JAN 12 2005

LEGAL

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960

E-MAIL: CFHITCHCOCK@YAHOO.COM

10 February 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder resolution submitted by Amalgamated Bank
LongView SmallCap 600 Index Fund to Milacron Inc.

Dear Counsel:

I write in response to the letter dated 24 January 2005 from counsel for Milacron Inc. ("Milacron" or the "Company") in response to the shareholder proposal submitted by Amalgamated Bank LongView SmallCap 600 Index Fund (the "Fund"). In that letter counsel advises that the Company intends to omit the proposal, which asks Milacron to redeem its "poison pill" and not to adopt, extend or renew any poison pill unless that adoption or extension has been approved by the affirmative vote of the holders of a majority of shares present and voting on the matter.

Under Rule 14a-8(g), Milacron has the burden of justifying exclusion of the proposal, and as we explain below, the Company has not sustained its burden.

Pertinent Facts.

The Fund's resolution is a fairly standard proposal seeking a shareholder vote in connection with Milacron's use of a "poison pill" anti-takeover device. The Fund, through counsel, timely submitted this resolution to Milacron by letter dated 21 December 2004 ("Initial Fund Letter"). That letter contained a typographical error, however, when it stated that the Fund had owned "more than $2000 worth of AutoNation common stock for more than a year" (AutoNation being another company to which the Fund had recently sent a proposal). This Initial Fund Letter stated the Fund's intent to hold its shares through the date of Milacron's 2005 meeting. That letter and others cited here are attached as exhibits to the submission from Milacron's counsel.

On 23 December 2004, a first vice president at Amalgamated Bank sent a letter to Milacron confirming that the Fund had owned more than $2000 worth of Milacron shares for over a year and that the Fund "plans to continue ownership through the date of your 2005 annual meeting." The Amalgamated Bank LongView SmallCap 600 Index Fund was created as an index fund by the Bank in 1997 (a fact noted in this letter). The Fund is an investment vehicle to Bank clients, and Amalgamated Bank is also the record holder.[1]

By letter dated 6 January 2005 Milacron's in-house counsel sent a letter noting the AutoNation reference and the fact that no statement was made "regarding the Fund's ownership of **Milacron** stock" (emphasis in original). Milacron's counsel noted that the Amalgamated Bank Letter satisfied the one-year requirement but that Rule 14a-8 requires a "statement **from the Fund** that it intends to continue to hold at least $2000 worth of the Company's common stock through the date of the Company's annual meeting" (emphasis in original).

The Fund's counsel responded by letter dated 10 January 2005 ("Second Fund Letter"), correcting the earlier miscitation and confirming "that the Fund does intend to retain ownership of at least $2000 worth of Milacron common stock through the date of Milacron's 2005 annual meeting." The Second Fund Letter noted the Fund's status as an S&P SmallCap 600 index fund, which precludes the Fund from discretionary sales of shares in individual companies.

Despite these two clear statements (one from the Fund's counsel and one from the Bank that operates the Fund) that the Fund intends to maintain ownership through Milacron's 2005 annual meeting, Milacron raises two procedural objections:

(1) The confirmation of ownership was provided not by the Fund, but by the Fund's counsel, and Milacron reads Rule 14a-8 as requiring communications from the shareholder proponent itself, not counsel.

(2) Notwithstanding the Fund's stated intent to hold Milacron shares through the meeting, it is theoretically possible that Milacron will be dropped from the S&P

---

[1] There can be no doubt that the Fund's counsel was fully authorized to act on the Fund's behalf. This letter that Milacron received from *Amalgamated Bank* stating that the *Amalgamated Bank* SmallCap 600 Index Fund has authorized counsel to represent the Fund "in connection with [the] resolution."

SmallCap 600 index, and thus the Fund will no longer own Milacron shares. Neither objection has merit, as we now show.

Discussion.

A. Rule 14a-8 does not forbid shareholders from acting through counsel.

Milacron's first argument may be easily dispatched. In Milacron's view, the Fund failed to satisfy the ownership requirements in Rule 14a-8(b) because, instead of receiving a statement of intent "by the Fund," Milacron received confirmation from the Fund's counsel. The argument is fallacious.

Milacron's insistence on receiving confirmation "from the Fund" adopts a literalist interpretation of Rule 14a-8 under which the shareholder *personally* must submit all documentation without using outside counsel. This argument apparently rests on the fact that Rule 14a-8 refers to the "shareholder" in describing what "you" should do to submit a shareholder resolution. *See* Rule 14a-8 (introductory paragraph). The Rule cannot be read so narrowly, however, and Milacron cites no authority for its view that Rule 14a-8 forbids a "shareholder" from using outside counsel. Indeed, if the argument were to be accepted, Milacron would have to concede that Rule 14a-8 speaks only of "the company" and does not authorize "the company" to use outside counsel (as Milacron has done here) to provide notice of "the company's" intent to exclude a proposal. *See* Rule 14a-8(j).

The authorities that Milacron does cite do not support its view that Rule 14a-8 prohibits the use of outside counsel. The principal authority cited is a sentence in Release No. 34-25217 (21 December 1987), which focused on eliminating preliminary proxy filings in certain instances. *See* 52 Fed. Reg. 48977 (29 December 1987). That sentence reads: "Regardless of the form of documentation utilized, the proponent is required to submit a written statement that he intends to continue beneficial ownership through the meeting date." *Id.* at 48981. Nothing in that Release, however, or the three cited no-action letters bars proponents from using counsel to represent them in communications with a company. *Morgan Stanley* (24 December 2002) (record holder's letter did not confirm one-year holding); *Coca-Cola Co.* (8 January 2001) (failure to provide any written statement on ownership); *New Jersey Resources Corp.* (3 December 1997) (same). Milacron is trying to sow confusion where clarity exists, and the effort should be rejected.

B. The Fund has stated an intention to hold shares until the meeting.

The Company's second objection is also grasping at straws. As noted above,

Milacron received two statements affirming the Fund's intent to retain ownership through the 2005 annual meeting. Unable to refute those statements, Milacron tries to seize upon the fact that the Fund is an index fund and that, since it is theoretically possible that Milacron will be dropped from the S&P index, the Fund has not established the requisite intent. There are a number of answers to this point.

First, the Fund has provided statements of their intent to hold shares until the meeting. Indeed, as the Second Fund Letter suggested, the Fund *cannot* exercise its discretion to sell shares in individual companies and remain an index fund that seeks to replicate the S&P SmallCap index's return. This contrasts vividly with the situations in the no-action letters that Milacron cites, where the proponents could not state an intent to hold their shares until the meeting because they wanted to maintain, in their sole discretion, the flexibility to sell shares at their "personal selling point" (*AmVestors Financial Corp.* (3 January 1996)) or when they deemed it "folly" to hold on to their shares.

Here, however, the only reason why the Fund might not retain its Milacron shares is if there is an exogenous and unforeseen event over which the Fund has no control. This situation is thus different from the more typical failure by a proponent to state the requisite intent; as far as we can determine, the Division has not excluded a proposal when the proponent *does* state the requisite intent, yet the company speculates that something beyond the proponent's control might occur. A company does not carry its burden by offering speculation, and the Commission has never required a proponent to negate the possibility of every unforeseen contingency that might occur between the time of submission and the time of the meeting.

Second, Milacron offers no factual basis to conclude that S&P is certain or even likely to drop Milacron before the annual meeting on 4 May 2005. If anything, its arguments suggest a high probability that Milacron will remain in the S&P SmallCap 600 index between now and the date of Milacron's meeting in early May. Milacron notes that there was a turnover of 60 companies in that index in 2004, roughly in line with the annual turnover in recent years. If anything, the fact that there is only a ten percent annual turnover suggests *ceteris paribus* a 90% chance that Milacron will remain in the index in 2005. (The probability is doubtless higher if one focused only on the four months between the submission of the Fund's proposal and Milacron's meeting.)

Milacron also notes that companies may be added or dropped from the index at any time, but fails to acknowledge that the process is not random. S&P uses certain criteria to determine which companies should be added or deleted from the SmallCap 600 index, which are set out in the S&P website that Milacron cites. There is no effort to explain why, given these criteria and a track record to suggest why other companies were dropped, there is a high likelihood that *Milacron* will dropped from the index between now and early May.

Third, and more generally, Milacron's argument is at odds with the goals of Rule 14a-8, which was amended in 1983 (Release No. 20091 (16 August 1983)) and subsequently to limit the filing of proposals by short-term holders and holders of insubstantial stakes. *See* Rule 14a-8(b)(1) (imposing one-year holding period and $1000 (now 2000) holding requirement). The Fund, as an index fund, is by definition a long-term institutional holder that is highly likely to hold shares in a given company not for a few months, but for a number of years.

Moreover, a sizable amount of any indexed company's shares these days are held by such indexed funds, which who have a long-term stake in the companies in their portfolios that is presently worth over $1.2 trillion.[2] To deny index funds the opportunity to submit shareholder proposals based on the off-chance that the subject company might be dropped from the index prior to the meeting date would be perverse and limit the rights of long-term, institutional shareholders.

Finally, the irony of Milacron's position is compounded by the fact that enforcement of the time limits in the Rule is easier with respect to an index fund than most investors. Rule 14a-8 contains two requirements regarding ownership: (1) a requirement of words, *i.e.*, a statement of intent at the time of filing (Rule 14a-8(b)(2)(ii)(C)), and (2) a requirement of deeds: "You must continue to hold those securities through the date of the meeting" (Rule 14a-8(b)(1)). If an indexed company is dropped from an S&P index while an index fund's proposal is pending, a company can easily try to verify any lack of continued ownership. If that index fund is unwilling to withdraw its proposal upon delisting (as the Fund is willing to do), that would be a violation of Rule 14a-8(b), and a company would be warranted in omitting the proposal or not having it voted, as is allowed if a proponent fails to appear at the meeting. By contrast, if a proponent whose shares are held in street name should sell shares before the meeting, there may be no practical means for a company even to suspect that the proponent is no longer holding any shares.

Thus, if a proponent states a willingness to hold its shares on the basis of all

---

[2] This figure, calculated as of the end of 2003, appears in the Standard & Poor's *Annual Survey of S&P Indexed Assets,* which tracks the level of assets that are directly linked to S&P indices. Of that total, $1.14 trillion was held in S&P 500 index funds, $59 billion in S&P MidCap 400 index funds, and $22 billion in S&P SmallCap 600 index funds. *See* www2.standardandpoors.com/spf/pdf/index/2003_assets_results.pdf.

facts then known and under its control, the requirements of Rule 14a-8(b)(2) have been met. Were the Division to accept Milacron's view to the contrary, the Division could be drawn into speculation and fact-finding in specific cases of the sort that is ill-suited to the informal no-action process.

Conclusion

For these reasons, Milacron has not sustained its burden of proving that the LongView Fund's proposal may be excluded from the Company's proxy materials, and we ask the Division to so advise the Company. If the Division should be inclined to disagree, we would request an opportunity to discuss these issues before any ruling is issued.

Thank you for your consideration of these points. Please do not hesitate to contact me if you have any questions.

Very truly yours,



Cornish F. Hitchcock

cc: Mark I. Greene, Esq.

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1365

February 22, 2005

Milacron Inc. - Withdrawal of No-Action Request

Ladies and Gentlemen:

This letter is to advise you that Amalgamated Bank LongView SmallCap 600 Index Fund has withdrawn its shareholder proposal dated December 21, 2004, and therefore we hereby withdraw, on behalf of our client, Milacron Inc., a Delaware corporation (the "Company"), our no-action request in respect of the exclusion of this proposal from the Company's proxy materials for its 2005 annual meeting. A copy of the letter from the proponent is enclosed herewith.

Very truly yours,



Sarah S. Jones

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Encl.

47NS

Copies to:

Mr. Theodore Brunner
Amalgamated Bank
15 Union Square West
New York, NY 10003

Cornish F. Hitchcock, Esq.
5301 Wisconsin Avenue, N.W.
Suite 350
Washington, D.C. 20015-2015

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960

E-MAIL:
CFHITCHCOCK@YAHOO.COM

21 February 2005

Mark I. Greene, Esq.
Cravath Swaine & Moore
825 Eighth Avenue
New York, NY 10019

Re: Shareholder resolution from Amalgamated Bank
LongView SmallCap 600 Index Fund to Milacron Inc.

Dear Mr. Greene:

This will confirm, as we have advised Milacron's corporate secretary, that the Amalgamated Bank LongView SmallCap 600 Index Fund has withdrawn the shareholder proposal submitted for inclusion in Milacron's 2005 proxy materials.

Very truly yours,



Cornish F. Hitchcock